

June 14, 2011

Via E-Mail

Mr. Charif Souki
Chief Executive Officer
Cheniere Energy Partners, G.P., LLC
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Cheniere Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **File No. 001-33366**

Dear Mr. Souki:

We have reviewed your response dated June 3, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page 51

1. We note your response to our prior comment one in our letter dated May 20, 2011 and the proposed revised disclosure. However, we are unclear about the appropriateness of your current combined EPU presentation under GAAP on the face of the income statements. We believe you should present earnings per common unit data on the face of the income statements instead of the combined EPU presentation. Please revise by amending the Form 10-K for the Fiscal Year Ended December 31, 2010 and the subsequent Form 10-Q for the Fiscal Quarter Ended March 31, 2011 or explain to us why you are not required to

do so. Also, remove the combined EPU presentation in the proposed revised footnote disclosure.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3377 if you have questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief